August 7, 2006

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE:	National Western Life Insurance Company
Form 10-K for fiscal year ended December 31, 2005
Form 10-Q/A for the quarter ended March 31, 2006
File No. 002-17039

Dear Mr. Rosenberg:

We are in receipt of your comment letter dated July 6, 2006 relative to the Company's filings as noted. We have prepared our responses to your comments and have detailed them in the same order as your letter.

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

(E) Derivatives, page 56

1.

Please describe the basis for your conclusion that the investment component in your equity linked life insurance contracts did not contain an embedded derivative meeting the requirements of paragraph 12 of SFAS 133 for separate accounting. Refer us to the technical guidance upon which you relied in making this determination.

Company Response. It is the conclusion of the Company that we do have derivative accounting under FAS 133 relative to certain insurance contracts. This disclosure is included in Footnote No. 1 of Form 10-K, however, under the section (J) 3. The disclosure states the following:

"Under GAAP, the liability for future policy benefits on traditional products has been calculated under SFAS No. 60 using assumptions as to future mortality (based on the 1965-1970 and 1975-1980 Select and Ultimate mortality tables), interest ranging from 4% to 8%, and withdrawals based on Company experience. For universal life and annuity contracts, the liability for future policy benefits represents the account balance. Equity-indexed products combine features associated with traditional fixed annuities and universal life contracts, with the option to have interest rates linked in part to an equity index like the S&P 500 Index®. In accordance with SFAS No. 133, the equity return component of such policy contracts must be identified separately and accounted for as embedded derivatives. The remaining portions of these policy contracts are considered the host contracts and are recorded separately as fixed annuity or universal life contracts. The host contracts are accounted for under provisions of SFAS No. 97 that requires debt instrument type accounting. The host contracts are recorded as discounted debt instruments that are accreted, using the effective yield method, to their minimum account values at their projected maturities or termination dates. The embedded derivatives are recorded at fair values."

In order to enhance our future derivative discussions, we will make appropriate reference within each section of related derivative disclosures included elsewhere in our filings.

(L) Changes in Accounting Principles, page 60

2.

In the first quarter of 2004, you adopted reserving methods in accordance with SOP 03-1 guidance for your two-tier annuity products. You disclose that adoption of this SOP required a reserve equal to the cash surrender value plus an additional liability for expected annuitizations. This new basis resulted in a lower reserve than the account balance value, which was your previous reserve basis. SOP 03-1 requires that two-tier annuity reserves be computed as the sum of (A) contract holder account balance liability using the lower tier crediting rate and (B) an additional liability, if the present value of annuity payments using the higher tier crediting rate exceeds the expected account balance value at the annuitization date. Please explain in greater detail how you applied SOP 03-1, particularly your use of cash surrender value to determine these reserves. Describe how cash surrender value is calculated and the primary differences between this amount and the account balance value.

Company Response. In relation to the adoption of reserving methods in accordance with SOP 03-1 in the first quarter of 2004, our use of the terms "cash surrender value" and "account balance" instead of "lower tier" and "upper tier" may be causing the confusion. Prior to SOP 03-1 we set a reserve equal to the upper tier values. With the adoption of SOP 03-1, we set the reserve equal to sum of (A) the lower tier value and (B) the additional annuitization liability as described in SOP 03-1. The reserve decrease was the result of moving from the nominal upper tier values to a present value annuitization liability prescribed by SOP 03-1. Our two-tier annuities have two crediting rates applied to the premiums. Our "cash surrender value" is the accumulation of the premiums at one interest rate. The cash surrender value is the amount available for cash surrender to the policyholder. This is referred to in SOP 03-1 as the "lower tier". Our "account balance" is the accumulation of the premiums at a different or higher rate. This amount is available for annuitization and is referred to in SOP 03-1 as the "upper tier".

3.

You state that SOP 03-1 did not impact your accounting related to sales inducements. Please refer us to the technical guidance upon which you based your accounting for sales inducements prior to the adoption of SOP 03-1.

Company Response. The adoption of the SOP 03-1 on January 1, 2004 did not impact the Company's accounting for sales inducements because the Company elected to early adopt the accounting guidance effective January 1, 2003. The Company began deferring sales inducements in the form of first year credited interest bonuses that are directly related to the production of new annuity business. This treatment was in accordance with SOP 03-1 and reflected early adoption of this accounting guidance relating to sales inducements. This practice had been utilized by others in the insurance industry prior to SOP 03-1.

4.

Please explain the basis for your conclusion that your insurance products other than two-tier annuities were not subject to the technical guidance in SOP 03-1. In a disclosure-type format, provide an expanded description of your equity-linked life and annuity products, including the extent and terms of all minimum guarantees, and the liability valuation methods and assumptions as required by paragraph 38 of SOP 03-01.

Company Response. It is the conclusion of the Company that certain insurance products other than two-tier annuities were subject to the guidance under SOP 03-1. Our two-tier annuities were the only insurance products issued by the Company that required an adjustment resulting from a change in accounting as of the effective date on January 1, 2004 of the SOP 03-1. Other Company issued insurance products did require prospective accounting treatment under the SOP as described below.

The Company calculates an additional liability on its universal life insurance contracts with a lifetime secondary guarantee that are funded by a shadow account. On the balance sheet date, the additional liability is calculated as the current benefit ratio multiplied by the cumulative assessments less the cumulative excess payments plus accreted interest, where the benefit ratio is the present value of the total expected excess payments over the life of the contract divided by the present value of the total expected assessments over the life of the contract.

At December 31, 2005, the additional liability for 103 universal life insurance policies issued in 2005 (totaling $29 million in force) was $183,290, assuming a mid-year issue date. As of December 31, 2005, the Company discontinued sales of this product.

The Company does not have separate accounts or variable annuity products. The Company's equity indexed products have minimum nonforfeiture guarantees the same as non-equity indexed products with no separate account liabilities. Our equity index products do not contain benefits often found in variable products such as guaranteed minimum death benefits, guaranteed minimum income benefits or guaranteed minimum accumulation benefits.

Form 10-Q/A Quarterly Period Ended March 31, 2006

(2) Changes in Accounting Principles, page 9

5.

You adopted SFAS 123R as of January 1, 2006, disclosing that it had no material impact on your financial statements. However, it appears you omitted the minimum required information to meet the disclosure requirements of paragraph 64 of SFAS 123R. Refer to paragraphs A240 and A241 of SFAS 123R. Please provide this information in a disclosure-type format or explain why you concluded that these disclosures were not necessary.

Company Response. The Company will include the required disclosures in accordance with SFAS 123R paragraphs A240 and A241 in our second quarter filing for the year ending 2006. A draft of the disclosures to be included has been provided below for your review.

The Company has a stock and incentive plan ("Plan") which provides for the grant of any or all of the following types of awards to eligible employees: (1) stock options, including incentive stock options and nonqualified stock options; (2) stock appreciation rights, in tandem with stock options or freestanding; (3) restricted stock; (4) incentive awards; and (5) performance awards. The Plan began on April 21, 1995, and was to terminate on April 20, 2005, unless terminated earlier by the Board of Directors. The Plan was amended on June 25, 2004 to extend the termination date to April 20, 2010. The number of shares of Class A, $1.00 par value, common stock which may be issued under the Plan, or as to which stock appreciation rights or other awards may be granted, may not exceed 300,000. These shares may be authorized and unissued shares or treasury shares.

All of the employees of the Company and its subsidiaries are eligible to participate in the Plan. In addition, directors of the Company, other than Compensation and Stock Option Committee members, are eligible for restricted stock awards, incentive awards, and performance awards. Company directors, including members of the Compensation and Stock Option Committee, are eligible for nondiscretionary stock options. The directors' stock options vest 20% annually following one full year of service to the Company from the date of grant. The officers' stock options vest 20% annually following three full years of service to the Company from the date of grant. Options issued expire after ten years. Nonqualified stock options were not issued in 2006 or 2005.

Through December 31, 2005, the Company classified the Plan as equity, and as such, utilized the grant date fair value method to measure compensation. Effective March 10, 2006, as more fully described below, the Company's Plan classification was changed to liability and accordingly, the Company began using the current fair value method to measure compensation cost. A summary of shares available for grant and stock option activity is detailed below.

		Options Outstanding

			Weighted-
	Shares		Average
	Available		Exercise
	For Grant	Shares	Price

Balance at January 1, 2006	21,207	156,959	$117.62
Stock Options:
Exercised	-	(20,454)	78.93
Forfeited	2,000	(2,000)	150.00

Balance at June 30, 2006	23,207	134,505	$123.02

A summary of nonvested stock options and related activity is detailed below.

		Weighted-
		Average
	Shares	Exercise Price

Nonvested options, January 1, 2006	88,936	$134.00
Less vested in 2006	11,429	102.71
Less forfeited in 2006	2,000	150.00

Nonvested options, June 30, 2006	75,507	$138.31

The total intrinsic value of options exercised was $1.1 million and $2.3 million for the six months ended June 30, 2006 and 2005, respectively. The total share-based liabilities paid were $1.8 million for the six months ended June 30, 2006. The total fair value of shares vested during the six months ended June 30, 2006 and 2005 was $2.6 million and $3.3 million, respectively.

The following table summarizes information about stock options outstanding at June 30, 2006.

	Options Outstanding

		Weighted-
		Average
	Number	Remaining	Options
	Outstanding	Contractual Life	Exercisable

Exercise prices:
$85.13	1,581	0.8 years	1,581
105.25	22,980	1.8 years	22,980
112.38	6,800	2.0 years	6,800
92.13	31,894	4.8 years	16,637
95.00	7,200	5.0 years	7,200
150.00	64,050	7.8 years	3,800

Totals	134,505		58,998

Aggregate intrinsic value
(in thousands)	$15,687		$8,035

The aggregate intrinsic value in the table above is based on the closing stock price of $239.65 per share on June 30, 2006.

In estimating the fair value of the options outstanding at June 30, 2006, the Company employed the Black-Scholes option pricing model with assumptions as detailed below.

Expected term of options	7 to 9 years
Expected volatility:
Range	15.53% to 24.35%
Weighted-average	21.12%
Expected dividends	-
Risk free rate:
Range	5.07% to 5.31%
Weighted-average	5.21%

The pre-tax compensation cost recognized in the financial statements related to the Plan was $13.9 million and $0.5 million for the six months ended June 30, 2006 and 2005, respectively. The related tax benefit recognized was $4.9 million and $0.2 million for the six months ended June 30, 2006 and 2005, respectively.

Effective March 10, 2006, the Company adopted and implemented a limited stock buy-back program which provides option holders the additional alternative of selling shares acquired through the exercise of options directly back to the Company. The intent of the limited buy-back program was to minimize dilution to the existing shareholders. Option holders may elect to sell such acquired shares back to the Company at any time within ninety (90) days after the exercise of options at the prevailing market price as of the date of notice of election. The buy-back program did not alter the terms and conditions of the Plan, however the program necessitated a change in accounting from the equity method to the liability method. The modification affected 35 plan participants who had options outstanding on the date of modification and resulted in $11.7 million of total incremental pre-tax compensation cost due to the change from the equity to liability classification.

As of June 30, 2006, the total compensation cost related to nonvested options not yet recognized was $3.8 million. This amount is expected to be recognized over a weighted-average period of 2 years.

For the six months ended June 30, 2006 and 2005, the total cash received from the exercise of options under the Plan was $0.5 million and $1.3 million, respectively. The related tax benefit realized for the six months ended June 30, 2006 and 2005 was $1.0 million and $0.7 million, respectively.

The Plan offers two alternatives to option holders for exercising options. In the first alternative, option holders have the choice of either holding shares acquired through exercising options, selling the acquired shares in the open market, or requesting a broker-assisted cashless exercise of all or part of the options exercised. A broker-assisted cashless exercise simultaneously executes the exercise of the options and the sale of acquired shares in the open market with the net proceeds payable to the option holder.

In the second alternative, option holders have the option of selling shares acquired through the exercise of options directly back to the Company. Option holders may elect to sell such acquired shares back to the Company at any time within ninety (90) days after the exercise of options at the prevailing market price as of the date of notice of election. Because the repurchase of shares is dependent on the decision of the option holders, the number of shares expected to be repurchased in the remainder of 2006 is not known, but could be in the range of 7,900 to 45,462 shares.

Company Acknowledgement

We acknowledge that:

-	the Company is responsible for the adequacy and accuracy of disclosures in our filings;
-	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It is our desire to work with you in consort to ensure that we are in compliance with all applicable disclosure requirements and to enhance our overall filings. If you have additional questions or need further clarification on any of these items please do not hesitate to contact me or Kay Osbourn, Vice President and Controller.

Sincerely,

/S/ Brian M. Pribyl
Brian M. Pribyl
Senior Vice President
Chief Financial & Administrative Officer